BellaVista Capital

2007 Shareholder Meeting

February 27, 2007

MEETING AGENDA

I. Formal Meeting
  A. Call to Order
  B. Verification of Quorum
  C. Election Results
  D. Adjournment

II. Shareholder Presentation
  A. BellaVista Team
  B. Priorities and Accomplishments – 2006
  C. 2006 Review
  D. Priorities and Goals - 2007
  E. Frequently Asked Questions
  F. Questions and Answers

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements. These include statements regarding the Company's future financial results, operating results, business strategies, projected costs and capital expenditures, investment portfolio, competitive positions, and plans and objectives of management for future operations. Forward-looking statements may be identified by the use of words such as "may," "will," "should," "expect," "plan," anticipate," "believe," "estimate," "predict," "intend," "seek," "target" and "continue," or the negative of these terms, and include the assumptions that underlie such statements. The Company's actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various risks and uncertainties. All forward-looking statements in this report are based on information available to the Company as of the date hereof and the Company assumes no obligation to update any such statements.

THE BELLAVISTA TEAM

Name	Position
William Offenberg	Chairman (Independent)
Jeffrey Black	Director (Independent)
Patricia Wolf	Director (Independent)
Robert Puette	Director (Independent)
Michael Rider	Director, President / CFO
Eric Hanke	Chief Investment Officer

COMPANY PRIORITIES 2006

- Complete the liquidation of the Company's non-performing assets
- Continually evaluate the Company's investment strategy and monitor its performance
- Make new investments based on strict underwriting criteria
- Align management compensation and incentives with company performance and shareholder value
- Improve shareholder communications
- Develop a long term strategy to increase shareholder value and transform BellaVista into an attractive investment for both existing and new shareholders

2003 – 2006 REVIEW

Significant Progress

	Dec '03	Dec '04	Dec '05	Dec '06
Non-performing assets				
Number	26	14	5	1
% of NRV	92%	54%	16%	7%

BellaVista Capital

2003 – 2006 REVIEW

Significant Progress

	Dec '03	Dec '04	Dec '05	Dec '06
New investments				
Number	-	3	19	30
% of NRV	-	8%	43%	91%

BellaVista Capital

2003 – 2006 REVIEW

Significant Progress

	Dec '03	Dec '04	Dec '05	Dec '06
Operating expenses	$ 5.8 M	$6.3 M	$2.8 M	$1.9 M

BELLAVISTA CAPITAL

2003 – 2006 REVIEW

Significant Progress

	Dec ‘03	Dec ‘04	Dec ‘05	Dec ‘06
REO write-downs	$19.8 M	$1.5 M	$2.2 M	$0.5 M

2003 – 2006 REVIEW

Significant Progress

	Dec '03	Dec '04	Dec '05	Dec '06
Estimated NRV	$4.01	$4.13	$4.23	$4.57

2003 – 2006 REVIEW

Significant Progress

	Dec '03	Dec '04	Dec '05	Dec '06
Non-performing assets				
Number	26	14	5	1
% of NRV	92%	54%	16%	7%
New investments				
Number	-	3	19	30
% of NRV	-	8%	43%	91%
Operating expenses	$ 5.8 M	$6.3 M	$2.8 M	$1.9 M
REO write-downs	$19.8 M	$1.5 M	$2.2 M	$0.5 M
Estimated NRV	$4.01	$4.13	$4.23	$4.57

ACCOMPLISHMENTS 2006

- ✓ **Enhanced due diligence, underwriting and monitoring processes**
- ✓ **Aligned management compensation**
- ✓ **Enhanced shareholder communication**
- ✓ **Established monthly BOD meetings**
- ✓ **Completed and sold 3 of our 4 non-performing investments**
- ✓ **Completed Villa Cortona and sold 67 of 72 units**
- ✓ **Originated 21 new investments totaling $25.8 million**
- ✓ **Increased NRV 8.0% to $4.57 (Dec '06)**

ACCOMPLISHMENTS 2006

- ✓ **Enhanced due diligence, underwriting and monitoring processes**
- ✓ **Aligned management compensation**
- ✓ **Enhanced shareholder communication**
- ✓ **Established monthly BOD meetings**
- ✓ **Completed and sold 3 of our 4 non-performing investments**
- ✓ **Completed Villa Cortona and sold 67 of 72 units**
- ✓ **Originated 21 new investments totaling $25.8 million**
- ✓ **Increased NRV 8.0% to $4.57 (Dec ‘06)**

REAL ESTATE OWNED (REO)

Completed and Sold

	Dec '05	Dec '06
Academy Heights	$ 2.0	SOLD
88 Westshore	$ 4.2	SOLD
14 Place Moulin	$ 2.9	SOLD
Villa Cortona - 67 units sold	$ 18.6	SOLD
Villa Cortona - 5 units remaining	$ 1.7	$ 1.7
189 Gilmartin (completion Spring '07)	$ 3.3	$ 4.1
Total	$ 32.7	$ 5.8

NRV in millions

VILLA CORTONA

- **Construction completed in Oct 2006**
- **67 of 72 units sold and closed**
- **Remaining 5 units in escrow**



BELLAVISTA CAPITAL

REDEPLOYED CAPITAL

	Dec ‘05	Dec ‘06
REO Properties and Cash	$ 31.1	$ 9.3
New Investments - since Mar ’04		
First Trust Deeds	$ 17.2	$ 27.3
Subordinated Trust Deeds	$ 7.3	$ 13.4
JV Equity Investments	$ 8.2	$ 15.6
Total	$ 63.8	$ 65.6

NRV in millions

BELLAVISTA CAPITAL

NEW INVESTMENTS

- **$25.8 M in new investment commitments**
- **64% outside the SF Bay Area**
- **49% in first trust deeds**
- **Generating monthly interest of $125,000 in cash ($0.01 per share)**
- **Accruing $465,000 in monthly interest and preferred returns ($0.03 per share)**

FIRST TRUST DEED INVESTMENT

Tuscany Hills – Boise, Idaho

- **$2.1 M land loan**
- **130 one acre view lots**
- **Location outside CA**
- **Interest paid monthly**



BELLAVISTA CAPITAL

FIRST TRUST DEED INVESTMENT

6 Homes - Redwood City, CA

- $3.7 M construction loan
- $850,000 price point
- SF Bay Location
- Accrued interest and profit participation



SUBORDINATED TRUST DEED

40 Condos - West Hollywood, CA

- $3.1 M second TD
- $875,000 price point
- Southern CA location
- Interest accrued


WORK
PLAYS
H2O/'The Ramona' 1236-52 N. Harper Avenue

JV EQUITY INVESTMENT

26 Homes – El Cajon, CA

- $1.7 M subordinated TD
- $588,000 price point
- Southern CA location
- Accrued preferred return and profit participation



BellaVista Capital

CUPERTINO CAPITAL

Diversification and Outsourcing

- Excellent track record
  - $200 Million under management
  - 13 Years in business
- Secured Loans with Current Cash Flow
- Smaller Loans Diversify Portfolio
- Commercial Property Diversification
- Allows BVC to Concentrate on High Return Investments
- BVC’s investment - $7.0 million (Dec ‘06)

PORTFOLIO DIVERSIFICATION

Decreases Risk

- **Investment Type**
- **Geographical**
- **Price Point**

INVESTMENT TYPE



51%
23%
26%

	Dec '05	Dec '06
First Trust Deed	$ 28.0	$ 34.6
Subordinated TD	$ 8.5	$ 18.1
JV Equity	$ 10.5	$ 15.7
Total	$ 47.0	$ 68.4

Commitments in millions

BELLAVISTA CAPITAL

GEOGRAPHICAL


49%
9%
19%
23%

	Dec '05	Dec '06
SF Bay	$ 25.3	$ 32.8
Central Valley	$ 13.7	$ 16.0
Southern CA	$ 5.1	$ 13.2
Other	$ 2.9	$ 6.4
Total	$ 47.0	$ 68.4

Commitments in millions

PRICE POINT


50%
24%
26%

	Dec '05	Dec '06
Under $500,000	$ 25.3	$ 29.4
$500,000 - $750,000	12.6	15.5
$750,000 - $1 Million	4.1	14.3
Total	$ 42.0	$ 59.2

Development commitments in millions

INVESTMENT RETURN

- Interest On Loans Collected Monthly
  - 26% of our portfolio
  - Cash collected monthly
  - Provides cash flow to operate business
- Accrued Interest and Preferred Returns
  - 74% of our portfolio
  - Collected at completion of project
  - Higher rates of return than loans where interest collected monthly
- Profit Participations
  - Variable timing and amount
  - Collected and recognized at completion of project
  - Higher returns than trust deeds

RETURN COMPONENTS



13%
38%
49%
Interest Paid Monthly
Interest Accrued
Profit Participations

BELLAVISTA CAPITAL

2006 NRV INCREASE

	Dec ’06	Per Share
Interest on Loans Collected Monthly	$ 1,303	$ 0.09
Accrued Interest and Preferred Returns	$ 4,200	$ 0.27
Profit Participation	$ 179	$ 0.01
Increase From Tender Offer	$ –	$ 0.10
Operating Expenses	$ - 1,885	$ -0.13
Total	$ 3,797	$ 0.34

NRV - Dec ’06		$4.57

In thousands except per share amounts

OPERATING EXPENSES

	Dec '05	Dec '06
Salaries	$ 813	$ 599
Facilities	$ 91	$ 89
Legal & Accounting	$ 408	$ 189
Board of Directors & Insurance	$ 275	$ 245
General & Administrative	$ 134	$ 88
REO & Nonrecurring	$ 1,055	$ 675
Total	$ 2,776	$ 1,885

% of NRV	4.0%	2.9%

In thousands

BellaVista Capital

COMPANY PRIORITIES
2007

- Complete and sell the final REO property
- Monitor performance of existing investments
- Continually evaluate the Company's investment strategy and criteria
- Pursue investments in non-residential real estate to further diversify portfolio and lower risk
- Meet or exceed 2007 financial plan, thereby:
  - Continuing to increase NRV
  - Continuing the transformation of BellaVista into an attractive investment for both existing and new shareholders

NRV GOALS



NRV per share
$6.20
$5.95
$5.70
$5.45
$5.20
$4.95
$4.70
$4.45
$4.20
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
$6.13
$5.67
10% Annual Return
13% Annual Return

BELLAVISTA CAPITAL

NRV GOALS



$6.13
$5.67
NRV per share
$6.20
$5.95
$5.70
$5.45
$5.20
$4.95
$4.70
$4.45
$4.20
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
10% Annual Return
13% Annual Return
Actual

END OF PRESENTATION

FREQUENTLY ASKED QUESTIONS

FREQUENTLY ASKED QUESTIONS

Question:

After stating that you planned to not pay dividends or make redemptions for three years, you repurchased 725,000 shares in November.

Did you change your strategy and can we expect more stock repurchases during 2007?

FREQUENTLY ASKED QUESTIONS

Answer:

- **The repurchase was made in response to an overly opportunistic tender offer**
- **The Company has not changed its strategy to stay fully invested in order to continue to increase NRV as part of the continued transformation of BellaVista into an attractive investment for both existing and new shareholders**
- **Therefore the Company has no plans to make further redemptions through Dec ‘08**

FREQUENTLY ASKED QUESTIONS

Question:

It has been reported that the residential market has been experiencing a slowdown for over a year.

How are you positioning the Company’s investments to minimize the effects of this downturn?

FREQUENTLY ASKED QUESTIONS

Answer:

- **We mitigate risk by diversification:**
  - **Lower Price Points**
  - **Geographic Diversity**
  - **Developer Co-Investment**
  - **Investment Type**
- **In-depth due diligence process**
- **Cupertino Capital relationship provides smaller investment size**
- **Pursue investments in non-residential real estate to further diversify portfolio and lower risk**

FREQUENTLY ASKED QUESTIONS

Question:

In the last shareholder meeting you indicated that you were restructuring management compensation.

Did that happen and, if so, can you highlight the details?

FREQUENTLY ASKED QUESTIONS

Answer:

- Compensation packages were developed based on the recommendation and survey conducted by a professional compensation consultant
- Base salaries for management were reduced
- Annual and long term incentive targets were established based on Company priorities with heavy emphasis on NRV
- Long term incentives in the form of restricted stock are targeted at $6.13 per share as of Dec ’08 (13% compounded annual return), with no incentive below $5.67 (10% compounded annual return)

FREQUENTLY ASKED QUESTIONS

Question:

When will all the REO projects be completed and sold?

FREQUENTLY ASKED QUESTIONS

Answer:

- Final REO project
- 189 Gilmartin
- Complete in Spring 2007
- Tiburon location with spectacular bay views



BELLAVISTA CAPITAL

FREQUENTLY ASKED QUESTIONS

Question:

It seems that all of your new loans are focusing on subordinated debt and equity investments.

What happened to the traditional investments in First Trust Deeds?

FREQUENTLY ASKED QUESTIONS

Answer:

- 49% of investments are secured by a first deed of trust (lower risk, lower return)
- 27% of investments are secured by a deed of trust subordinate to an institutional construction lender (moderate risk, moderate return)
- 24% of investments are joint ventures with developers (higher risk, higher return)

FREQUENTLY ASKED QUESTIONS

Question:

Why is the company making loans outside of the Bay Area and in other states? Do you have the expertise to evaluate real estate outside of the Bay Area?

FREQUENTLY ASKED QUESTIONS

Answer:

- **Geographic diversity reduces the effect of regional economic fluctuations**
- **Invest with developers familiar with the local market**
- **Use appraisers and consultants who service the local market to help us understand the local market conditions**

FREQUENTLY ASKED QUESTIONS

Question:

Who is MacKenzie Patterson Fuller, LP and how much of the Company do they own?

FREQUENTLY ASKED QUESTIONS

Answer:

- **“For over twenty years, MacKenzie Patterson Fuller, LP (MPF) has specialized in turning investments in discounted, illiquid real estate securities into attractive marketable assets” ***
- **According to the latest public information MPF currently owns 1,231,232 shares which comprises 8.6% of BellaVista’s outstanding shares**

****From MPF Website***

FREQUENTLY ASKED QUESTIONS

Question:

Since you are now profitable, why can't you begin to distribute dividends from those profits?

FREQUENTLY ASKED QUESTIONS

Answer:

- **Retained profits increase NRV**
- **The Company believes that a track record of consistent increases in share price will ultimately result in liquidity for current shareholders**
  - **Raising additional capital**
  - **Redemption opportunities**
  - **Secondary market**

FREQUENTLY ASKED QUESTIONS

Question:

You have completed the first year of your three year turnaround program and the NRV increase for 2006 was 8%.

Given that your projected range of growth is a 10% to 13% annually compounded return, do you still expect to be able to achieve the NRV goal of between $5.67 and $6.13 as you indicated in the last shareholder meeting?

BELLAVISTA CAPITAL

FREQUENTLY ASKED QUESTIONS

Answer:

	10%	13%
Dec '06 NRV	$4.57	$4.57
Interest collected monthly	$0.24	$0.24
Accrued income	$0.60	$0.60
Profit participations	$0.26	$0.72
Total NRV growth (projected)	$1.10	$1.56
Dec '08 NRV (projected)	$5.67	$6.13

BELLAVISTA CAPITAL

QUESTIONS AND ANSWERS

OUTLOOK 2007

- **Solid portfolio of investments**
- **Sell the final REO property**
- **Operating expenses in line with optimal portfolio management**
- **Profit participations begin to positively impact NRV**

OUTLOOK 2007

- Solid portfolio of investments
- Sell the final REO property
- Operating expenses in line with optimal portfolio management
- Profit participations begin to positively impact NRV